UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                             to

Commission file number  1-8962

The Pinnacle West Capital Corporation Savings Plan
(Full title of the plan)

Pinnacle West Capital Corporation
(Name of issuer)

400 North Fifth Street
P.O. Box 53999
Phoenix, Arizona 85072-3999
(Address of issuer’s principal executive office)

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTE:  Supplemental schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee of
The Pinnacle West Capital Corporation Savings Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of The Pinnacle West Capital Corporation Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
June 19, 2015

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS:
Participant-directed investments:
Investments at fair value (Notes 2, 4, 5 and 6)	$1,063,391,382	$1,059,391,861
Receivables:
Notes receivable from participants	25,642,627	25,174,262
Participant contributions	1,741,005	1,496,613
Employer contributions	528,680	458,425
Interest and other	787,266	1,047,002
Total receivables	28,699,578	28,176,302
Total assets	1,092,090,960	1,087,568,163
LIABILITIES:
Payable for securities purchased	1,361,480	—
Accrued administrative expenses	397,326	104,959
NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	1,090,332,154	1,087,463,204

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT- RESPONSIVE INVESTMENT CONTRACTS	(1,903,347)	(1,495,140)
NET ASSETS AVAILABLE FOR BENEFITS	$1,088,428,807	$1,085,968,064

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014

ADDITIONS:

Contributions (Note 1):
Participants	$51,208,570
Employer	18,552,267
Rollover	3,738,887
Total contributions	73,499,724

Investment income (Note 2):
Dividend, interest, and other income	12,310,598
Net realized/unrealized appreciation in fair value of investments (Note 5)	60,372,490
Total investment income	72,683,088

Interest income on notes receivable from participants	1,066,118

Total additions	147,248,930

DEDUCTIONS:

Distributions to participants	142,318,512
Administrative expenses	2,469,675
Total deductions	144,788,187

INCREASE IN NET ASSETS	2,460,743

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	1,085,968,064
End of year	$1,088,428,807

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN

The following description of The Pinnacle West Capital Corporation Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Pinnacle West Capital Corporation (“Pinnacle West” or the “Company”).  The Plan is administered by two committees, the Benefits Administration Committee and the Investment Management Committee, appointed by the Pinnacle West Board of Directors (together, the “Committee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Effective April 1, 2013, the Plan changed its trustee and record keeper from State Street Bank and Trust Company and J.P. Morgan Retirement Plan Services, respectively, to Fidelity Management Trust Company (“Trustee”).

The Trustee is the appointed investment manager of the Pinnacle West Stock Fund, which is an investment option in the Plan. As the appointed investment manager of this option the Trustee (1) manages the liquidity of the Pinnacle West Stock Fund and (2) accepts direction regarding the voting of shares held in the Pinnacle West Stock Fund for which no proxies are received. The portion of the Plan invested in the Pinnacle West Stock Fund is an Employee Stock Ownership Plan. To the extent set forth by the terms of the Plan, participants may exercise voting rights by providing instructions to the Trustee related to the number of whole shares of stock represented by the units of the Pinnacle West Stock Fund allocated to their accounts. The Investment Management Committee directs the Trustee on voting proxies received for shares of Pinnacle West common stock on routine matters (for those shares for which the Trustee does not receive participant directions).

Eligibility

Generally, as defined by the Plan, most active employees of Pinnacle West and its subsidiaries, including Arizona Public Service Company, El Dorado Investment Company and Bright Canyon Energy Corporation (collectively, the “Employer”), are eligible to participate in (1) the pretax, Roth 401(k), and after-tax features of the Plan immediately upon employment or, if later, their attainment of age 18 and (2) the matching feature on the first day of the month following their attainment of age 18 and completion of six months of service.

Contributions

The Plan allows participants to contribute up to 50% of their base pay as pretax contributions, Roth 401(k) contributions or after-tax contributions, provided that in no event can the combined total contributions made by any participant in any year exceed 50% of their base pay, or the limits imposed by the Internal Revenue Code.  Eligible employees who do not affirmatively elect to participate or opt out of the Plan are automatically enrolled as soon as administratively possible after 60 days of employment.  Employees automatically enrolled contribute 3% of their base pay as pretax contributions.  The Plan also allows participants attaining the age of 50 before the end of the calendar year to make catch-up contributions in accordance with Section 414(v) of the Internal Revenue Code. The maximum allowable pretax contribution ($17,500 for 2014) and catch—up contribution ($5,500 for 2014) may increase in future years as determined annually by the Internal Revenue Service.  Participants may elect to set their pretax contributions to increase automatically on an annual basis based on the percent increase and effective date designated by the participant, up to the maximum limits permitted under the Plan and the Internal Revenue Code.

Employer contributions are fixed at 75% of the first 6% of base pay for combined pretax and/or Roth 401(k) participant contributions (excluding catch-up contributions) for all participants other than employees hired prior to January 1, 2003 and who elected not to participate in the Retirement Account Balance feature of the Pinnacle West Capital Corporation Retirement Plan. Participants hired prior to January 1, 2003, and who elected not to participate in the Retirement Account Balance feature receive an Employer match of 50% on the first 6% of base pay contributed, in combination, as pretax and/or Roth 401(k) participant contributions (excluding catch-up contributions).

Employer contributions are invested in the same investment funds as participants elect for their participant contributions.  Noncash contributions, if any, are recorded at fair value.

The Plan allows rollover contributions from other eligible retirement plans, including 401(k) or other qualified plans (including after-tax dollars), governmental 457(b) plans, Roth 401(k) accounts, 403(b) annuities (including after-tax dollars), or IRAs (excluding after-tax dollars), subject to certain criteria. Rollover contributions are not eligible for company match.

Participants may elect to receive dividends on Pinnacle West stock in their account in the form of cash.  If a participant does not elect to receive the dividend in the form of cash prior to the dividend payable date for that dividend, it is automatically reinvested in the Pinnacle West Stock Fund.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Allocations of earnings and losses are based on participant account balances.  Each participant has separate accounts that are credited with the participant’s pretax, Roth 401(k), after-tax contributions, rollover contributions (if any), in-plan Roth conversions (if any), the Employer’s matching contributions and an allocation of Plan earnings.  Each participant’s account is charged with withdrawals, an allocation of Plan losses and explicit recordkeeping and administrative fees (See Note 2).  A dollar amount is deducted quarterly from each participant’s account for the explicit recordkeeping and administrative fees.  The benefit to which a participant is entitled is the portion of the participant’s account that has vested, as defined below.

Investment Choices

Beginning May 30, 2014, the investment options available in the Plan changed and a number of different investment options became available, including target date retirement funds and new core funds. Participants direct their contributions into one or more of the following (collectively, the "Funds"):

•Age-based investment options ("Target Retirement Date Funds") that include:
•Retirement Income Fund
•Target Retirement 2010 Fund
•Target Retirement 2015 Fund
•Target Retirement 2020 Fund
•Target Retirement 2025 Fund
•Target Retirement 2030 Fund

•Target Retirement 2035 Fund
•Target Retirement 2040 Fund
•Target Retirement 2045 Fund
•Target Retirement 2050 Fund
•Target Retirement 2055 Fund
•Target Retirement 2060 Fund

•Core investment options that include:
•Stable Value Fund
•US Bond Index
•Bond Fund
•Diversified Inflation Fund
•US Large Cap Stock Index
•US Large Cap Stock Fund
•US Small/Mid Cap Stock Index
•US Small/Mid Cap Stock Fund
•Non-US Stock Index
•Non-US Stock Fund
•Pinnacle West Stock Fund

The Plan provides that in lieu of making their own investment elections in the funds, participants may (a) choose to have an investment allocation set for them through the Plan's personal asset manager program, which provides a personalized mix of the Plan's Core investment options; (b) allow their balance to be invested in the Qualified Default Investment Alternative ("QDIA") which is the family of Target Retirement Date Funds (that are separately managed accounts) that are composed of the Core investment options; (c) establish a self-directed brokerage account ("SDA") to invest up to 90% of their vested account balance in permitted investments of the SDA (which excludes the Funds); or (d) participants may elect to have their investment mix of Funds automatically rebalanced according to their future investment elections on a quarterly, semiannual or annual basis.

Notes Receivable from Participants

Participants may borrow money from their pretax contributions account, Roth 401(k) contributions account, vested Employer contributions account, rollover contributions account (if any), and in-plan Roth conversions (if any).  Participants may not borrow against their Employer transfer account or their after-tax contributions account.

The minimum participant loan allowed is $1,000. The maximum participant loan allowed is 50% of the participant’s vested account balance, up to $50,000 reduced by the participant’s highest outstanding loan balance in the 12-month period ending on the day before the loan is made.  Only one loan per participant may be outstanding at any one time.  Loan terms are up to five years or up to 15 years for the purchase of the participant’s principal residence.  An administrative fee is charged to the participant’s account for each loan.  Participants with an outstanding loan may continue to make loan repayments upon termination of employment with the Employer, unless they receive a full distribution of their account balance.

The interest rate for a participant loan is determined at the time the loan is requested and is fixed for the life of the loan.  The interest rate will be at least as great as the interest rate charged by the Trustee to its individual clients for an unsecured loan on the date the loan is made.  The Trustee currently charges interest at the prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued.  The interest rate for loans issued during 2014 was 4.25%.  Interest rates for outstanding loans as of

December 31, 2014 and 2013, ranged from 4.25% to 10.50%.  As of December 31, 2014, participant loans have maturities through 2029.

Loans are treated as an investment of the participant’s accounts.  To fund the loan, transfers are made from the participant’s investment funds on a pro-rata basis.  Amounts credited to a participant’s SDA are not available for a loan.  Loan repayments are invested in the participant’s investment funds based on the participant’s current investment election or in the QDIA, if the participant does not have a current investment election in place.  Loan repayments, including interest, are generally made through irrevocable payroll deductions.  Loan repayments for former participants are made through the automated clearing house system.  Loans are secured by the participant’s account balance.

Vesting

Each participant is automatically fully vested in the participant’s pretax contributions account, Roth 401(k) contributions account, after-tax contributions account, rollover contributions account (if any), in-plan Roth conversions (if any) (consisting of the participant’s contributions and related income and appreciation or depreciation), Employer transfer account, and Employer contributions account (consisting of Employer contributions and related income and appreciation or depreciation).  Former participants who terminated employment prior to April 1, 2006 were fully vested in their Employer contributions account if their termination was due to death or disability, was after attaining age 65, or was after completing five years of participation in the Plan.  Former participants who terminated prior to April 1, 2006 and return to service after that date can complete the five year requirement by no later than March 31, 2016, based on a graduated vesting schedule with 100% vesting after five years of service.

Withdrawals and Distributions

A participant may at any time make a full or partial withdrawal of the balance in the participant’s after-tax contributions account, rollover contributions account (if any), and in-plan Roth conversions (if any).  No withdrawals prior to termination of employment are permitted from a participant’s Employer transfer account.  No withdrawals prior to termination of employment are permitted from the participant’s pretax contributions account and Roth 401(k) contributions account, except under certain limited circumstances relating to financial hardship or after attaining age 59-1/2.  If an employee withdraws pretax or Roth 401(k) contributions due to financial hardship, the only earnings on pretax contributions that can be withdrawn are those credited prior to January 1, 1989, and no earnings on Roth 401(k) contributions can be withdrawn.  Employees taking a financial hardship are subsequently suspended from making contributions to the Plan for six months.  Participants who have participated in the Plan for five complete Plan years may withdraw the amount in their Employer contributions account.  Participants who are at least age 59-1/2 may withdraw any portion of their pretax contributions account, Roth 401(k) contributions account, rollover contributions account (if any), or in-plan Roth conversions (if any) while employed with no restrictions on the reason for withdrawal, and penalties do not apply.  Amounts credited to a participant’s SDA are not available for a withdrawal until transferred back into the Funds.  When the participant’s employment with the Employer is terminated, the participant can elect to receive a full or partial distribution, as soon as administratively possible, of the vested portion of their Employer contributions account together with the participant’s contributions accounts and Employer transfer account.

Forfeitures

For former participants who terminated employment prior to April 1, 2006, forfeitures of non-vested Employer contributions occurred upon the earlier of full distribution following termination of employment with the Employer or the end of the fifth calendar year following the calendar year in which the participant terminated employment.  If a former participant who received a distribution and terminated service prior to full vesting at March 31, 2011, and retained non-vested funds in the plan, becomes re-employed prior to the end of the fifth calendar year following the calendar year in which the participant’s earlier termination of employment occurred, the forfeited Employer contributions will be restored to the participant’s Employer contribution account and they will earn additional service and be subject to the graduated vesting on these funds.  Forfeitures will be restored only if the participant repays the full amount previously distributed to them within five years of their date of re-employment or, if earlier, the last day of the fifth calendar year following the calendar year in which the distribution occurred.  As of March 31, 2016, all forfeitures will either be fully vested or used to reduce future Employer contributions to the Plan.

Termination of the Plan

It is the Company’s present expectation that the Plan and the payment of Employer contributions will be continued indefinitely.  However, continuance of any feature of the Plan is not assumed as a contractual obligation.  The Company, at its discretion, may terminate the Plan and distribute net assets, subject to the provisions set forth in ERISA and the Internal Revenue Code, or discontinue contributions.  In this event, the balance credited to the accounts of participants at the date of termination or discontinuance will be fully vested and nonforfeitable.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

New Accounting Standard

In May 2015, new guidance was issued that removes the requirements to categorize within the fair value hierarchy certain investments that are valued using net asset value as a practical expedient and removes other disclosure requirements relating to these investments. The Plan adopted this guidance during 2014 and has applied the guidance retrospectively to all periods presented. The adoption of this guidance modifies the Plan's fair value disclosures, but does not impact the Plan's Statement of Net Assets Available for Benefits or Statements of Changes in Net Asset Available for Benefits. See Note 6 for fair value disclosures.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments, including mutual funds, common and collective trusts, stocks, bonds, and a stable value fund.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation

The Plan’s investments are stated at fair value, less costs to sell, if those costs are significant.  Fair value is the price that would be received upon the sale of an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 6 for fair value measurements and disclosures of the Plan’s investments.

In accordance with GAAP, fully benefit-responsive investment contracts held in the Stable Value Fund are included at fair value in the statements of net assets available for benefits, and an additional line item is presented representing the adjustments from fair value to contract value.  Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statement of changes in net assets available for benefits is presented on a contract value basis. (See Note 4).

Income Recognition

Purchases and sales of securities are recorded as of the trade date.  Interest income is recorded on the accrual basis.  Dividend income is recorded as of the ex-dividend date.

Administrative Expenses

Participants pay a quarterly Plan recordkeeping fee. Participants may also pay administrative fees for the origination of a loan or for other services provided by the Trustee. Participants pay investment, sales, recordkeeping and administrative expenses charged by the Funds, if any, which are deducted from income and reflected as a reduction of investment return for the Fund. Pinnacle West pays the remaining Plan administrative expenses, such as legal and trustee expenses of the Plan.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees are reflected as a reduction of investment return for such investments.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.  As of December 31, 2014 and 2013, there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Code limits.

3.    FEDERAL INCOME TAX STATUS

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service ("IRS"). Plan management has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by the IRS, however, there are currently no audits for any tax periods in progress.  Plan management believes the Plan is no longer subject to income tax examinations for years prior to 2011.

The IRS has determined and informed the Company by a letter dated September 19, 2013, that the Plan was designed in accordance with applicable requirements of the Internal Revenue Code.  The Company and the Plan’s management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan and related trust continue to be tax-exempt.  Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

4.    INVESTMENT CONTRACTS

The Plan’s Stable Value Fund invests in fully-benefit responsive synthetic guaranteed investment contracts ("GICs").  A synthetic GIC is an investment contract issued by an insurance company or other financial institution ("Wrap Agreement"), backed by a portfolio of bonds, mortgages, or other fixed income instruments that are owned directly by the fund.  The contract provides for an interest crediting rate that may not be less than zero percent per annum.  The realized and unrealized gains and losses on the underlying assets are not reflected immediately in the value of the contract, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

Primary variables impacting future interest crediting rates of the synthetic GICs include current yield of the assets within the contract, duration of the assets covered by the contract, and the existing difference between the market value and contract value of the assets within the contract.  The Plan’s GIC’s interest crediting rates are reset on a monthly or quarterly basis.  The crediting rate will track current market yields on a trailing basis.  The rate reset allows the contract value of the wrapped portfolio to converge to the market value over time, assuming the portfolio market value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration.  The Wrap Agreement is intended to guarantee that qualified participant withdrawals will occur at contract value.

Certain events may limit the ability of the Plan to transact at contract value with the issuer.  While the events may differ from contract to contract, the events typically include:  Plan amendments or changes, company mergers or consolidations, participant investment election changes, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the Plan, failure to meet certain tax qualifications, participant communication that is designed to influence participants not to invest in the Stable Value Fund, transfers to competing options without meeting the equity wash provisions of the Stable Value Fund (if applicable), Plan sponsor withdrawals without the appropriate notice to the Stable Value Fund’s investment manager and/or wrap contract issuers, any changes in laws or regulations that would result in substantial withdrawals from the Plan, and default by the Plan sponsor in honoring its credit obligations, insolvency, or bankruptcy if such events could result in withdrawals.  In general, GIC issuers may terminate the contract and settle at other than contract value due to changes in the qualification status of the company or the Plan, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.  Plan management believes that the occurrence of such events that would cause the Plan to transact at less than contract value is not probable.

The Plan’s GICs and their associated Wrap Agreements are included in the Statement of Net Assets Available for Benefits at fair value at December 31, 2014 and 2013 of $159 million and $145 million, respectively. See Note 6 for additional fair value details.  Contract value of the fully-benefit responsive investment contracts was lower than fair market value at December 31, 2014 and 2013 by $2 million and $1 million, respectively.

The following table presents the average yield earned by the Plan’s GICs for the year ended December 31, 2014 and 2013:

	2014	2013
Weighted average yield earned	1.339%	0.947%
Weighted average yield credit to participants accounts	1.463%	1.127%

The weighted average yield earned is calculated as the sum of the weighted (by market value) yield to maturity for each holding.

The weighted average yield credit to participants accounts for each year is calculated as the weighted average of the following for each wrap contract: wrap contract book value multiplied by its crediting rate divided by the total portfolio book value.

5.    INVESTMENTS

The fair value of individual investments representing five percent or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013, were as follows:

	2014	2013
SSgA S&P 500 Flagship Securities**	$210,927,070	$198,262,084
BlackRock US Debt Index NL	106,378,045	—
SSgA Global All Cap Equity NL	103,068,070	—
Pinnacle West Common Stock*	93,510,720	91,073,685
American Funds EuroPacific Growth Fund	75,956,470	131,753,807
SSgA Russell Small/Mid Cap Index NL	68,558,657	—
PIMCO Total Return Fund Inst.	—	85,478,634
SSgA Russell 1000 Growth Index**	—	83,726,048
BlackRock Value Opportunities	—	55,163,210

* Permitted party-in-interest.
** Permitted party-in-interest through the date of transfer of April 1, 2013.

The Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value for the year ended December 31, 2014, as follows:

Common and Collective Trusts	$23,934,970
Pinnacle West Stock Fund	22,825,248
Mutual Funds	12,004,621
Common Stocks	1,830,248
Self-Directed Brokerage Account	(222,597)
Net realized/unrealized appreciation in fair value of investments	$60,372,490

6.    FAIR VALUE MEASUREMENTS

The Plan applies fair value measurements to investments and provides disclosure of fair value of certain assets according to a fair value hierarchy.  The hierarchy ranks the quality and reliability of the inputs used to determine fair values, which are then classified and disclosed in one of three categories.  The three levels of the fair value hierarchy are:

Level 1 — Quoted prices in active markets for identical assets or liabilities.  Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide information on an ongoing basis.

Level 2 — Quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active; and model-derived valuations whose inputs are observable.

Level 3 — Model-derived valuations with unobservable inputs that are supported by little or no market activity.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Valuation methodologies maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The Plan recognizes transfers among Level 1, Level 2, and Level 3 based on the fair values at the beginning of the period and are triggered by a change in the lowest significant input as of the end of the period. There were no transfers between the hierarchy levels during the years ended December 31, 2014 and December 31, 2013. Investments valued using net asset value as a practical expedient are not classified within the fair value hierarchy.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2014 and 2013.

Common and Collective Trusts: Valued, as a practical expedient, based on the trusts’ net asset value of units held by the Plan at year-end. Net asset value is based on the market prices of the underlying securities owned by the trusts.  The trusts are similar to mutual funds, except that the trusts’ shares are offered to a limited group of investors and are not traded on an exchange.  Participant redemptions in the trusts do not require a notification period, and may occur on a daily basis at the net asset value.  The trusts have the ability to implement redemption safeguards which could limit the Plan’s ability to transact in the trusts; these safeguards had no effect on participant redemptions at year-end, and are not expected to impact the abilities of participants to transact in the trusts. The plan has no unfunded commitments to these trusts as of December 31, 2014. The investment strategies of these trusts are as follows:

US Equity Trusts:

•	SSgA S&P 500 Index Non-Lending Series Fund Class A - seeks to replicate the performance of the S&P 500 Index by investing in common stock of large-cap US companies.

•
SSgA Russell Small/Mid Cap Index Non-Lending Series Fund Class A - seeks to replicate the performance of the Russell Small Cap Completeness Index by investing in common stocks of small to mid-sized US companies.

•	William Blair Small/Mid Cap Growth Collective Fund - seeks long-term capital appreciation by primarily investing in common stocks of small and mid-cap US companies.

International Equity Trust:

•
SSgA Global All Cap Equity Ex US Index Non-Lending Series Fund Class A - seeks to replicate the performance of the MSCI ACWI ex USA IMI Index by investing in other collective investment trusts that hold equity investments in developing markets.

Fixed-Income Trust:

•	Blackrock US Debt Index Non Lending Fund M - seeks to replicate the Barclays US Aggregate Bond Index by investing in other collective investment trusts that hold fixed-income instruments.

Diversified Trust:

•	Principal Diversified Real Asset Collective Investment Trust Tier 2 - seeks a long-term total return in excess of inflation by investing in a mix of fixed-income instruments and common stock.

Mutual Funds:  Valued and redeemable at the quoted net asset value of shares held by the Plan. The net asset value is based on the quoted price at the end of the day on the active market in which the individual funds are traded. Mutual funds are open-ended funds that are registered with the Securities and Exchange Commission.

Synthetic GICs: Fair value equals the fair value of the underlying assets, plus or minus the wrap contracts.  The underlying assets consist primarily of fixed-income securities that are valued at the closing price reported on the market on which the securities are traded.  The underlying fixed-income securities have observable prices and are considered Level 2 inputs. Underlying assets also consist of an investment in a common and collective bond trust that seeks to maximize total return in a manner consistent with the generation of current income, preservation of capital and reduced price volatility by investing in fixed income instruments. This common and collective trust is valued using net asset value as a practical expedient and is not classified within the fair value hierarchy. The wrap value represents an insignificant component of the overall investments valuation.  The wrap contracts are Level 3 inputs; however, due to the immaterial nature of the wrap contracts, the synthetic GICs under-lying fixed-income securities are classified as Level 2 investments.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Short-Term Investments: Consists primarily of mutual funds that seek to provide safety of principal, daily liquidity and a competitive yield by investing in US Government Securities, or money market funds. Valuation is based on the quoted net asset value of shares held by the Plan, consistent with the methodology for valuing mutual funds as discussed above.

Self-Directed Brokerage Account: Consists primarily of common stocks, cash equivalents, and mutual funds, which are managed directly by participants.  Common stocks are valued at the closing price reported on the active market in which the individual security trades.  Cash and cash equivalents are valued based on observable market prices.  Mutual funds are valued at the quoted net asset value.

The following table presents the fair value of the Plan’s investments as of December 31, 2014:

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Balance as of December 31, 2014
Common Stocks	$58,330,839	$—	$58,330,839
Short-Term Investments	13,929,016	—	13,929,016
Mutual Funds:
International Equity Funds	75,956,470	—	75,956,470
Fixed Income Funds	46,033,754	—	46,033,754
Synthetic GICs:
US Government Fixed Income	—	33,903,768	33,903,768
Corporate Fixed Income	—	35,223,185	35,223,185
Mortgage Backed Securities	—	48,061,152	48,061,152
Asset Backed Securities	—	21,138,967	21,138,967
Pinnacle West Common Stock	93,510,720	—	93,510,720
Self-Directed Brokerage Account:
Common Stocks	34,856,634	—	34,856,634
Mutual Funds	18,330,214	—	18,330,214
Cash and Other	14,063,767	—	14,063,767
Total Classified in Hierarchy	$355,011,414	$138,327,072	493,338,486
Common and Collective Trusts (a):
US Equity Trusts			294,900,930
International Equity Trust			103,068,070
Fixed-Income Trust			106,378,045
Diversified Trust			45,294,878
Total Common and Collective Trusts			549,641,923
Synthetic GICs Common and Collective Bond Trust (a)			20,410,973
Total			$1,063,391,382

(a) These investments are valued using net asset value as a practical expedient, and have not been classified in the fair value hierarchy.

The following table presents the fair value of the Plan’s investments as of December 31, 2013:

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Balance as of December 31, 2013
Mutual Funds:
Short Term Investment Trusts	$52,404,523	$—	$52,404,523
US Equity Funds	130,019,915	—	130,019,915
International Equity Funds	131,753,807	—	131,753,807
Lifestyle Funds	96,647,843	—	96,647,843
Bond Funds	85,478,634	—	85,478,634
Synthetic GICs:
US Government Fixed Income	—	37,783,332	37,783,332
Corporate Fixed Income	—	38,254,505	38,254,505
Mortgage Backed Securities	—	48,735,728	48,735,728
Other	—	19,989,509	19,989,509
Pinnacle West Common Stock	89,534,766	—	89,534,766
Self-Directed Brokerage Account:
Common Stocks	29,741,761	—	29,741,761
Mutual Funds	8,324,946	—	8,324,946
Cash and Other	8,734,460	—	8,734,460
Total Classified in Hierarchy	$632,640,655	$144,763,074	777,403,729
Common and Collective Trusts - US Equity Trusts (a)			281,988,132
Total			$1,059,391,861

 (a) These investments are valued using net asset value as a practical expedient, and have not been classified in the fair value hierarchy.

7.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

From January 1, 2013 through March 31, 2013 Plan investments included shares of the SSgA S&P 500 Flagship Securities Lending Fund Class A and the SSgA Russell 1000 Growth Index Securities Lending Fund Class A that were managed by the former trustee, State Street Bank and Trust Company.  Effective April 1, 2013, the Plan changed its trustee and record keeper from State Street Bank and Trust Company and J.P. Morgan Retirement Plan Services, respectively, to Fidelity Management Trust Company.  In addition, certain Plan investments consist of Pinnacle West common stock and short-term investments which are managed by the Trustee.  These transactions qualified as exempt party-in-interest transactions.  As of December 31, 2014 and 2013, the Plan held 5,599,147 and 6,871,625 units, respectively, of common stock of Pinnacle West, the sponsoring employer with a cost basis of $58,929,143 and $69,855,564, respectively.  During the year ended December 31, 2014, the Plan recorded dividend income from Pinnacle West common stock of $3,588,844. As of December 31, 2014 and 2013, the Plan held $13,925,048 and $52,238,329, respectively, of short-term investments.

Transactions under the Plan's revenue share agreement with the trustee qualify as exempt party-in-interest transactions. Amounts received under this revenue share agreement were immaterial for the year ended December 31, 2014. These revenue share amounts are currently allocated back to participants.

The Plan issues loans to participants which are secured by the vested balances in the participants’ accounts.

Certain employees and officers of the Company, who may also be participants in the Plan, perform financial reporting and other services for the Plan, at no cost to the Plan.  The Plan Sponsor pays for these services.

8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500:

	2014	2013
Net Assets Available for Benefits per the financial statements	$1,088,428,807	$1,085,968,064
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,903,347	1,495,140
Deemed distribution of participant loans	(157,072)	(159,157)
Net Assets per Form 5500	$1,090,175,082	$1,087,304,047

The following is a reconciliation of the Changes in Net Assets Available for Benefits per the financial statements to Form 5500 for the year ended December 31, 2014:

Increase in Net Assets Available for Benefits per the financial statements	$2,460,743
Adjustment from contract value to fair value for fully benefit-responsive stable value fund — December 31, 2014	1,903,347
Adjustment from contract value to fair value for fully benefit-responsive stable value fund — December 31, 2013	(1,495,140)
Deemed distribution of participant loans - 2014	(157,072)
Deemed distribution of participant loans - 2013	159,157
Net Income per Form 5500	$2,871,035

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
Common Stocks
HS Large Capitalization Growth Equity Fund	US Large Cap Stock Fund
AMC NETWORKS INC CL A			990,029
ANHEUSER BUSCH IV SA NV S			421,200
APPLE INC			1,448,738
CHEESECAKE FACTORY INC			740,815
DIAGEO PLC SPON ADR			872,789
DISNEY (WALT) CO			927,772
EBAY INC			987,712
GOOGLE INC CL C			1,684,480
WW GRAINGER INC			895,938
LVMH MOET HENNESSY ADR			1,143,242
LULULEMON ATHLETICA INC			783,850
NESTLE SA REG ADR			858,986
NIKE INC CL B			146,629
PRICELINE GROUP INC			1,647,603
RALPH LAUREN CORP			1,270,198
SCRIPPS NETWORK INTE CL A			1,095,179
STARBUCKS CORP			348,713
TIME WARNER INC			1,270,623
UNITED PARCEL SVCS CL B			697,592
VISA INC CL A			1,004,226
WHOLE FOODS MARKET INC			699,578
WILLIAMS-SONOMA INC			1,012,220
BBH STIF FUND			1,393,773
SUBTOTAL			22,341,885

Robeco Boston Partners Large Capitalization Value Equity Fund	US Large Cap Stock Fund
ABBVIE INC			197,171
ACE LTD			315,575
ACTIVISION BLIZZARD INC			169,522
AES CORP			234,131
AGCO CORP			22,193
ALLSTATE CORPORATION			397,123
AMERICAN HOMES 4 REN CL A			84,026
AON PLC			128,684
APOLLO EDUCATION GROUP CL			142,955
APPLE INC			534,018
AVERY DENNISON CORP			116,678
AVON PRODUCTS INC			20,930
BARRICK GOLD CORP (USA)			56,717
BB&T CORP			105,625
BERKSHIRE HATHAWAY CL B			859,008

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
BROCADE COMM SYS			204,216
CALIFORNIA RES CORP			2,953
CANADIAN NAT'L RES (USD)			185,249
CAPITAL ONE FIN CORP			646,779
CISCO SYSTEMS INC			470,602
CITIGROUP INC			850,555
COACH INC			21,672
COMCAST CORP CL A			401,023
COVIDIEN PLC			173,671
CRANE CO			120,981
CROWN HOLDINGS INC			143,538
CVS HEALTH CORP			464,311
DELTA AIR INC			258,002
DISCOVER FIN SVCS			281,214
DISCOVERY COMM CL A			21,876
DOVER CORP			44,610
EMC CORP			397,356
EMERSON ELECTRIC CO			94,138
ENERGEN CORP			114,258
EOG RESOURCES INC			190,401
EQT CORPORATION			152,308
EXPRESS SCRIPTS HLDG CO			366,452
EXXON MOBIL CORP			162,712
FIDELITY NATL INFORM SVCS			92,927
FIFTH THIRD BANCORP			319,602
FLUOR CORP			21,645
FREEPORT MCMORAN INC			41,114
GAP INC			196,106
GENERAL DYNAMICS CORPORAT			123,308
GILEAD SCIENCES INC			58,535
GLOBAL PAYMENTS INC			58,691
HOME DEPOT INC			207,526
HONEYWELL INTL INC			96,023
HUNTSMAN CORP			160,804
INTERNATIONAL PAPER CO			162,615
JOHNSON & JOHNSON			540,522
JPMORGAN CHASE & CO			778,057
LEAR CORP NEW			207,537
LIBERTY BROADBAND CORP A			22,140
LIBERTY BROADBAND CORP C			44,091
LIBERTY BROADBAND RT 1/15			2,518
LIBERTY GLOBAL PLC CL C			352,228
LIBERTY MEDIA CLASS C			124,041

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
LIBERTY MEDIA CORP CL A			62,463
LOCKHEED MARTIN CORP			420,380
MACYS INC			139,982
MARATHON PETROLEUM CORP			182,054
MCKESSON CORP			75,352
MEDTRONIC INC			274,649
METLIFE INC			126,949
MICROSOFT CORP			437,745
NXP SEMICONDUCTORS NV			103,369
OCCIDENTAL PETROLEUM CORP			275,122
OMNICARE INC			204,933
OMNICOM GROUP INC			92,809
ON SEMICONDUCTOR CORP			103,711
ORACLE CORP			318,073
OWENS ILLINOIS INC			7,935
PFIZER INC			610,945
PHILLIPS 66			351,043
PRUDENTIAL FINANCIAL INC			194,760
QEP RESOURCES INC			119,399
QUALCOMM INC			188,575
QUEST DIAGNOSTICS INC			145,856
RAYTHEON CO			303,417
RICE ENERGY INC			32,524
SCRIPPS NETWORK INTE CL A			119,152
SEAGATE TECHNOLOGY			110,989
SHIRE PLC SPON ADR			87,354
SIX FLAGS ENTERTAINMENT			103,431
TE CONNECTIVITY LTD			175,772
TEREX CORP			21,356
TEVA PHARMACEUTICAL IND A			236,136
TIME INC			54,117
TIME WARNER INC			174,598
TRAVELERS COMPANIES INC			246,207
TYSON FOODS INC CL A			248,999
UNITED CONTINENTAL HLDGS			96,790
VALIDUS HOLDING			69,156
VERIZON COMM INC			221,036
WELLS FARGO & CO			836,224
WESTERN DIGITAL CORP			237,119
WYNN RESORTS LTD			21,421
ZIMMER HOLDINGS INC			162,531
BBH STIF FUND			210,317
SUBTOTAL			20,968,013

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
Robeco Small/Mid Capitalization Value Equity Fund	US Small/Mid Cap Stock Fund
ABERCROMBIE & FITCH CL A			136,269
ABM INDUSTRIES INC			115,316
ACTUANT CORP CL A			40,806
AEGION CORP			46,116
AMDOCS LTD			106,560
AMERICAN CAP MTG INVSTMNT			41,599
AMERICAN CAPITAL AGENCY			64,268
AMERICAN EAGLE OUTFITTERS			150,362
AMERICAN RESIDENTIAL PPTY			98,673
AMSURG CORP			110,938
ANWORTH MTG ASSET CORP			34,487
APOLLO INVT CORP			21,592
ARES CAPITAL CORP			45,754
ARES COMMERCIAL REAL ESTA			96,914
ARROW ELECTRONICS INC			211,762
ASBURY AUTOMOTIVE GROUP			49,500
ASCENA RETAIL GROUP INC			109,712
ASSURANT INC			53,718
AVNET INC			181,501
AXIS CAPITAL HOLDINGS LTD			125,375
BELDEN INC			51,936
BOOZ ALLEN HAMILTON CL A			52,848
BRADY CORPORATION CL A			109,415
BRINKS CO			27,339
BRISTOW GROUP INC			40,461
BROCADE COMM SYS			111,332
CABOT CORP			51,404
CARLISLE COS INC			82,840
CDW CORPORATION			169,836
CENTENE CORP			61,998
CHATHAM LODGING TRUST			132,190
CHEMED CORP			179,005
CLOUD PEAK ENERGY INC			60,294
COHERENT INC			71,346
COLONY FINANCIAL INC			143,920
COLUMBIA BANKING SYS INC			32,166
CONTANGO OIL & GAS CO			54,913
CROWN HOLDINGS INC			152,089
CUBIC CORP			133,495
CURTISS WRIGHT CORPORATIO			105,673
CYS INVESTMENTS INC			173,720
DILLARDS INC CL A			164,612

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
DREW INDUSTRIES INC			182,831
ENERSYS INC			153,189
EQUIFAX INC			78,201
ESSENT GROUP LTD			59,827
EXPRESS INC			79,326
FEDERATED INVS CL B NV			74,290
FIFTH STREET FINANCE CORP			61,949
FINISH LINE INC CL A			112,580
FIRST AMERICAN FIN CORP			67,664
FIRST CITIZEN BANCSHARES			60,164
FIRST REPUBLIC BANK			79,796
FLEXTRONICS INTL LTD			118,642
FNF GROUP			117,371
FOOT LOCKER INC			146,293
FORUM ENERGY TECH INC			68,616
FRESH DEL MONTE PRODUCE			66,161
FTD COS INC			77,579
FTI CONSULTING INC			44,772
G & K SERVICES INC CL A			60,506
GLOBE SPECIALTY METALS			67,645
GRANITE CONSTRUCTION INC			86,153
GRAPHIC PACKAGING HLDGS C			275,151
GROUP 1 AUTOMOTIVE INC			78,418
HANGER INC			63,860
HANOVER INSURANCE GROUP			48,212
HARRIS CORP			109,095
HATTERAS FINANCIAL CORP			148,030
HEIDRICK & STRUGGLES INTL			53,799
HELIX ENERGY SOL GRP INC			75,408
HILLENBRAND INC			80,144
HUNTINGTON BANCSHARES INC			112,164
HUNTINGTON INC W/I			136,077
HUNTSMAN CORP			56,950
IAC/INTERACTIVECORP			66,383
ICF INTERNATIONAL INC			3,647
ICON PLC			96,218
INFINITY PPTY & CASUALTY			40,716
INGRAM MICRO INC CL A			131,511
INSIGHT ENTERPRISES INC			38,861
INTEGRA LIFESCIENCES HLDS			80,640
INTERNATIONAL SPEEDW A (1			30,795
INVESTORS BANCORP INC NEW			109,511
KAR AUCTION SERVICES INC			162,335

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
KINDRED HEALTHCARE INC			95,481
KNOLL INC			53,687
KOSMOS ENERGY LTD			60,836
LANDSTAR SYSTEM INC			47,652
LEAR CORP NEW			166,246
LIFEPOINT HOSPITALS INC			73,348
LIVE NATION ENTERTAINMENT			84,309
LSB INDUSTRIES INC			63,132
MAGNACHIP SEMICONDUCTOR			42,036
MAIDEN HLDGS LTD			196,736
MANPOWERGROUP INC			75,192
MATTHEWS INTL CORP CL A			40,931
MAXIMUS INC			60,050
MENS WEARHOUSE INC			92,450
MFA FINANCIAL INC			144,611
MRC GLOBAL INC			63,857
MUELLER INDUSTRIES INC			35,949
NATIONSTAR MORTGAGE HLDGS			104,444
NAVIGANT CONSULTING INC			116,366
NU SKIN ENTERPRISES CL A			94,654
OCWEN FINANCIAL CORP			75,047
OMNICARE INC			170,292
ON SEMICONDUCTOR CORP			136,796
OWENS AND MINOR INC			40,903
PACKAGING CORP OF AMERICA			176,393
PAREXEL INTL CORP			44,226
PARSLEY ENERGY INC CL A			127,520
PARTNERRE LTD			80,804
PBF ENERGY INC CL A			16,064
PHH CORP			161,131
PLATINUM UNDERWRITERS HLD			178,484
PNM RESOURCES INC			100,179
QEP RESOURCES INC			69,557
QTS REALTY TR INC CL A			50,185
RADIAN GROUP INC			86,292
RAYMOND JAMES FIN INC.			112,460
RCS CAPITAL CORP CL A			87,075
REALOGY HOLDINGS CORP			65,623
REINSURANCE GROUP OF AMER			132,043
RENT A CTR INC			83,754
RICE ENERGY INC			77,589
RITE AID CORP			79,554
ROCK TENN COMPANY CL A			85,372

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
ROSETTA RESOURCES INC			18,897
RPX CORP			106,065
SCHWEITZER-MAUDUIT INTL			74,913
SELECT MEDICAL HLDGS CORP			65,318
SENSIENT TECH CORP			43,565
SERVICE CORP INTL INC			45,650
SILVER BAY RLTY TR CORP			42,774
SKECHERS USA INC CL A			45,692
STANCORP FINL GROUP INC			35,908
STOCK BLDG SUPPLY HLDGS			75,053
SVB FINL GROUP			71,035
SYKES ENTERPRISES INC			53,465
SYMETRA FINANCIAL CORP			89,595
SYMMETRY SURGICAL INC			12,199
SYNNEX CORP			160,384
TELETECH HOLDINGS INC			23,348
TEMPUR SEALY INTL INC			47,168
TERADYNE INC			82,227
TEREX CORP			72,739
TETRA TECH INC			77,243
THOR INDUSTRIES INC			157,777
THORATEC CORP			95,108
TIMKEN CO			100,725
TORCHMARK CORP			76,813
TRIQUINT SEMICONDUCTOR			151,993
TWO HBRS INVT CORP			173,326
UNIVERSAL CORP			75,778
VALIDUS HOLDING			190,220
WALKER & DUNLOP INC			120,026
WESCO INTERNATIONAL INC			82,764
WESTERN REFINING INC			134,837
WORLD FUEL SERVICES CORP			220,053
BBH STIF FUND			383,439
SUBTOTAL			15,020,941

Total common stocks			58,330,839

Common and Collective Trusts
Blackrock US Debt Index NL Fund M	US Bond Index		106,378,045
Principal Diversified Real Asset Collective Investment Trust Tier 2	Diversified Inflation Fund		45,294,878
SSgA Global All Cap Equity Ex US Index Non-Lending Series Fund Class A	Non-US Stock Index		103,068,070
SSgA S&P 500 Index Non-Lending Series Fund Class A	US Large Cap Stock Fund/Index		210,927,070

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
SSgA Russell Small/Mid Cap Index Non-Lending Series Fund Class A	US Small/Mid Cap Stock Fund/Index		68,558,657
William Blair Small/Mid Cap Growth Collective Fund	US Small/Mid Cap Stock Fund		15,415,203
Total common and collective trusts			549,641,923

Mutual Funds
Fidelity Institutional Money Market: Government Portfolio - Class I*	Short-Term Investments***		12,719,461
Fidelity Institutional Money Market: Money Market Portfolio - Class I*	Short-Term Investments***		1,205,587
Federated Treasury Obligations Fund — Institutional Shares	Short-Term Investments***		3,968
American Funds EuroPacific Growth Fund R6 Shares	Non-US Stock Fund		75,956,470
Dodge & Cox Income Fund 1 Shares	Bond Fund		23,022,646
Metropolitan West Total Return Bond Fund Institutional Shares	Bond Fund		23,011,108
Total mutual funds			135,919,240

Synthetic GICs
Bank of America Wrap yield 2.544%
FG 5.000 0220 5.000% maturity date 02/01/2020			76,100
FG 5.500 0722 5.500% maturity date 7/01/2022			64,908
FHR 3728 EA 3.500% maturity date 9/15/2020			49,469
FNR 15 CB 5.000% maturity date 3/25/2018			359,687

RGA Reinsurance yield 1.747%
Morley Stable Income Bond Fund Common and Collective Trust			20,410,973

Transamerica Life Ins Co Wrap yield 1.549%
ABBNVX 1.625 0517 1.625 % maturity date 5/08/2017			50,284
T 1.400 1217 1.400% maturity date 12/01/2017			654,148
SO 5.200 0116 5.200% maturity date 1/15/2016			350,080
AMOT 5 A2 1.6000% maturity date 10/15/2019			244,513
ALLYL SN1 A3 0.750% maturity date 02/21/2017			74,886
ALLYA 1 A3 0.970% maturity date 10/15/2018			89,716
ALLYL SN2 A3 1.030% maturity date 09/20/2017			204,582
ALLYA 2 A3 1.250% maturity date 04/15/2019			199,806
AMXCA 2 A 1.260% maturity date 01/15/2020			59,890
AMXCA 3 A 1.490% maturity date 04/15/2020			75,118
AMXCA 4 A 1.430% maturity date 06/15/2020			209,724
AXP 2.375 0317 2.375% maturity date 3/24/2017			493,943
AXP 2.125 0319 2.125% maturity date 03/18/2019			85,410
AXP 2.250 0819 2.250% maturity date 08/15/2019			90,779
HNDA 1.125 1016 1.125% maturity date 10/07/2016			20,145
HNDA 2.125 1018 2.125% maturity date 10/10/2018			60,652
HNDA 2.250 0819 2.250% maturity date 08/15/2019			343,474

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
ABIBB 2.150 0219 2.150% maturity date 02/01/2019			167,143
ABIBB 1.125 0117 1.125% maturity date 01/27/2017			166,255
BBT 2.450 0120 2.450% maturity date 01/15/2020			74,812
BPLN 1.375 1117 1.375% maturity date 11/06/2017			54,516
BPLN 2.241 0918 2.241% maturity date 9/26/2018			70,612
BPLN 2.521 0120 2.521% maturity date 01/15/2020			140,722
BACM 5 A4 5.115% maturity date 10/10/2045			26,623
BACM 6 A4 5.152% maturity date 9/10/2047			107,321
BACM 3 A4 4.668% maturity date 7/10/2043			192,182
BMO 1.450 0418 1.450% maturity date 4/09/2018			208,103
BMO 1.300 0717 1.300% maturity date 07/14/2017			75,136
BK VAR 0617 1.969% maturity date 6/20/2017			20,310
BK 1.300 0118 1.300% maturity date 1/25/2018			508,083
BK 0.700 0316 0.700% maturity date 3/04/2016			140,182
BK 2.200 0319 2.200% maturity date 3/04/2019			30,324
BK 2.200 0519 2.200% maturity date 5/15/2019			80,449
BWSTA 1 A3 1.090% maturity date 03/15/2019			75,067
DROCK 3 A 2.410% maturity date 07/15/2022			197,300
BRK 2.100 0819 2.100% maturity date 08/14/2019			86,215
BRK 1.300 0518 1.300% maturity date 5/15/2018			104,373
BRK 1.550 0218 1.550% maturity date 2/9/2018			130,731
BFB 2.500 0116 2.500% maturity date 1/15/2016			308,667
CD CD1 A4 5.226% maturity date 7/15/2044			152,818
COMM CR12 A1 1.295% maturity date 10/10/2046			85,065
COMM LC15 A1 1.259% maturity date 04/10/2047			163,215
COMM UBS3 A1 1.402% maturity date 06/10/2047			27,949
COMM CR19 A1 1.415% maturity date 08/10/2047			66,695
COMM CR20 A1 1.324% maturity date 11/10/2047			174,688
COMM CR20 A2 2.801% maturity date 11/10/2047			81,898
COMM LC17 A1 1.381% maturity date 10/10/2047			110,096
COMM UBS6 A1 1.445% maturity date 12/10/2047			204,416
CNH B A3 0.910% maturity date 05/15/2019			74,813
COMM CR2 A1 0.824% maturity date 08/15/2045			50,837
COMM LC13 A1 1.309% maturity date 08/10/2046			63,504
COMM CR18 A1 1.442% maturity date 07/15/2047			42,080
CNH C A3 1.050% maturity date 11/15/2019			134,364
CABMT 2A A1 1.450% maturity date 06/15/2020			150,656
CM 1.550 0118 1.550% maturity date 01/23/2018			80,151
COMET A7 A7 5.750% maturity date 07/15/2020			139,391
COMET A3 A3 0.960% maturity date 9/16/2019			229,251
COMET A5 A 1.480% maturity date 07/15/2020			170,150
DUK 5.300 0119 5.300% maturity date 01/15/2019			125,938
CAT 1.250 1117 1.250% maturity date 11/06/2017			159,548

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
CAT 1.000 0317 1.000% maturity date 03/03/2017			90,052
CNP A A4 5.170% maturity date 8/01/2019			347,296
CNP 1 A2 3.460% maturity date 08/15/2019			105,607
CHAIT A1 A1 1.150% maturity date 01/15/2019			187,004
CHAIT A6 A6 1.260% maturity date 07/15/2019			79,780
CHAIT A7 A 1.380% maturity date 11/15/2019			199,328
CVX 1.104 1217 1.104% maturity date 12/05/2017			571,904
CCART AA A3 0.910% maturity date 4/16/2018			35,087
CSCO 2.125 0319 2.125% 03/01/2019			333,890
CCCIT A6 A6 1.320% maturity date 09/07/2018			100,972
CCCIT A8 A8 5.650% maturity date 9/20/2019			348,760
CCCIT A2 A2 1.020% maturity date 02/22/2019			289,945
CCCIT A4 A4 1.230% maturity date 04/24/2019			100,072
CCCIT A6 A6 2.150% maturity date 07/15/2021			217,086
CCCIT A8 A8 1.730% maturity date 04/09/2020			301,827
CGCMT GC15 A1 1.378% maturity date 9/10/2046			90,348
CGCMT GC17 A1 1.102% maturity date 11/10/2046			260,181
COP 1.050 1217 1.050% maturity date 12/15/2017			222,228
COST 1.125 1217 1.125% maturity date 12/15/2017			159,041
CS 1.375 0517 1.375% maturity date 05/26/2017			129,791
CS 2.300 0519 2.300% maturity date 05/28/2019			90,035
DE 1.050 1216 1.050% maturity date 12/15/2016			110,350
DE 1.950 0319 1.950% maturity date 03/04/2019			144,790
DE 1.550 1217 1.550% maturity date 12/15/2017			175,789
DE 1.200 1017 1.200% maturity date 10/10/2017			44,865
DE 1.950 1218 1.950% maturity date 12/13/2018			40,030
DEFT 1 A3 0.940% maturity date 06/22/2020			24,981
DB 1.400 0217 1.400% maturity date 02/13/2017			65,213
DB 2.500 0219 2.500% maturity date 02/13/2019			40,873
DB 1.350 0517 1.350% maturity date 05/30/2017			64,528
DCENT A1 A1 5.650% maturity date 3/16/2020			417,164
DCENT A6 A6 1.670% maturity date 01/18/2022			171,929
DCENT A5 A5 1.040% maturity date 04/15/2019			74,961
DCENT A3 A3 1.220% maturity date 10/15/2019			139,837
DCENT A4 A4 2.120% maturity date 12/15/2021			170,539
DCENT A5 A 1.390% maturity date 04/15/2020			284,581
DUK 5.250 0118 5.250% maturity date 01/15/2018			124,485
EBAY 2.200 0819 2.200% maturity date 08/01/2019			144,881
EGSI A A2 5.790% maturity date 10/01/2018			112,456
FG 4.000 0624 4.000% maturity date 6/01/2024			97,370
FG 4.500 1224 4.500% maturity date 12/01/2024			172,549
FG 5.000 1224 5.000% maturity date 12/01/2024			309,731
FG 4.500 0926 4.500% maturity date 9/01/2026			190,847

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
FG 2.500 0527 2.500% maturity date 5/01/2027			241,334
FG 5.000 0620 5.000% maturity date 6/01/2020			67,136
FG 4.000 0824 4.000% maturity date 8/01/2024			190,415
FG 3.000 0427 3.000% maturity date 4/01/2027			175,469
FG 2.500 0128 2.500% maturity date 01/01/2028			546,174
FG 3.500 1225 3.500% maturity date 12/01/2025			277,469
FG 2.500 0128 2.500% maturity date 01/01/2028			93,389
FG 3.500 0426 3.500% maturity date 4/01/2026			348,158
FG 4.000 0421 4.000% maturity date 4/01/2021			93,211
FG 2.500 0228 2.500% maturity date 02/01/2028			390,341
FG 3.000 0227 3.000% maturity date 2/01/2027			355,210
FG 4.000 0326 4.000% maturity date 03/01/2026			650,562
FG 2.500 0727 2.500% maturity date 7/01/2027			221,858
FG 3.000 1027 3.000% maturity date 10/01/2027			149,089
FG 3.000 0427 3.000% maturity date 04/01/2027			142,138
FG 3.000 0827 3.000% maturity date 8/01/2027			217,967
FG 3.000 0529 3.000% maturity date 05/01/2029			330,329
FFCB 0.500 0515 0.500% maturity date 5/01/2015			455,695
FNMA 0.500 0316 0.500% maturity date 3/30/2016			1,460,409
FNA M8 ASQ2 1.520% maturity date 12/25/2019			55,105
FNA M8 A1 1.539% maturity date 5/25/2022			28,122
FNA M8 AB1 1.362% maturity date 5/25/2022			87,394
FNA M14 AB1 1.233% maturity date 9/25/2022			197,720
FHR 3852 EA 4.500% maturity date 12/15/2021			240,261
FNR 130 DE 3.500% maturity date 11/25/2042			390,326
FNR 50 WB 3.000% maturity date 08/25/2044			370,753
FHR 4203 CD 2.250% maturity date 05/15/2033			125,419
FHR 4206 DA 2.000% maturity date 05/15/2033			87,699
FHR 4229 MA 3.500% maturity date 05/15/2041			334,387
FHR 4281 MP 3.750% maturity date 12/15/2043			202,007
FHR 4308 AH 3.000% maturity date 02/15/2029			288,560
FHR 4367 YA 3.000% maturity date 07/15/2044			566,683
FHLMC 0.500 0516 0.500% maturity date 5/13/2016			650,662
FN 3.500 0126 3.500% maturity date 1/01/2026			312,808
FN 4.000 0226 4.000% maturity date 2/01/2026			196,924
FN 3.500 0426 3.500% maturity date 4/01/2026			662,522
FN 3.000 1026 3.000% maturity date 10/01/2026			79,243
FN 3.500 1026 3.500% maturity date 10/01/2026			538,111
FN 3.000 0127 3.000% maturity date 1/01/2027			304,570
FN 3.000 0127 3.000% maturity date 01/01/2027			404,672
FN 4.000 0826 4.000% maturity date 8/01/2026			189,083
FN 2.500 0227 2.500% maturity date 2/01/2027			386,433
FN 2.500 0328 2.500% maturity date 3/01/2028			464,714

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
FN 3.000 1127 3.000% maturity date 11/01/2027			473,106
FN 3.000 0727 3.000% maturity date 7/01/2027			295,252
FN 2.500 1027 2.500% maturity date 10/01/2027			246,479
FN 2.500 1227 2.500% maturity date 12/01/2027			314,524
FN 2.500 1127 2.500% maturity date 11/01/2027			230,353
FN 3.000 0328 3.000% maturity date 03/01/2028			243,727
FHR 2590 OA 4.000% maturity date 3/15/2033			209,628
FNR 38 AC 4.000% maturity date 5/25/2024			76,651
FN 2.500 0627 2.500% maturity date 6/01/2027			266,501
FN 2.500 0327 2.500% maturity date 3/01/2027			214,096
FN 2.500 0927 2.500% maturity date 09/01/2027			229,171
FN 2.500 0128 2.500% maturity date 01/01/2028			287,941
FN 2.500 0328 2.500% maturity date 3/01/28			644,578
FN 2.500 0528 2.500% maturity date 5/01/28			259,762
FN 4.500 1124 4.500% maturity date 11/01/24			402,833
FN 4.000 0125 4.000% maturity date 1/01/25			228,724
FN 4.500 0425 4.500% maturity date 4/01/25			147,833
FN 5.500 0124 5.500% maturity date 1/01/24			170,804
FN 4.000 0525 4.000% maturity date 5/01/25			130,128
FITAT 2 A3 0.890% maturity date 11/15/2018			74,854
FITAT 3 A3 0.960% maturity date 03/15/2019			99,634
FORDO A A4 1.290% maturity date 04/15/2019			190,133
FORDO B A4 1.420% maturity date 08/15/2019			34,998
FORDO B A4 1.100% maturity date 11/15/2017			25,058
GEEMT 1 A4 0.780% maturity date 9/22/20			50,077
GEET 1 A4 0.900% maturity date 03/24/2021			65,007
GEET 2 A4 0.810% maturity date 9/24/20			92,082
GEET 2 A3 0.920% maturity date 9/25/17			115,272
GEEST 1A A3 0.950% maturity date 09/25/2017			94,841
GEET 1 A3 0.970% maturity date 04/23/2018			159,913
GSMS GC5 A2 2.999% maturity date 8/10/44			231,509
GSMS GC20 A1 1.343% maturity date 04/10/2047			90,000
GSMS GC24 A1 1.509% maturity date 09/10/2047			57,721
GE 5.625 0518 5.625% maturity date 5/01/18			357,401
GE 2.300 0417 2.300% maturity date 4/27/17			267,368
GE 1.600 1117 1.600% maturity date 11/20/17			100,797
GE 2.300 0119 2.300% maturity date 01/14/2019			66,731
GE 1.250 0517 1.250% maturity date 05/15/2017			85,251
GCCT 4A A 1.390% maturity date 07/15/2019			199,352
HDMOT 1 A3 1.100% maturity date 09/15/2019			149,788
HD 2.000 0619 2.000% maturity date 06/15/2019			55,184
HAROT 4 A3 0.990% maturity date 09/17/2018			179,639
HAROT 1 A3 0.770% maturity date 1/15/16			7,049

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
HUNT 2 A4 0.680% maturity date 1/16/18			99,739
HART A A3 0.790% maturity date 07/16/2018			54,950
HALST A A4 1.010% maturity date 11/15/2017			100,128
HART B A3 0.900% maturity date 12/17/2018			139,680
HALST B A3 0.980% maturity date 10/17/16			134,817
ITW 0.900 0217 0.900% maturity date 02/25/2017			129,819
ITW 1.950 0319 1.950% maturity date 03/01/2019			191,338
IBM 5.700 0917 5.700% maturity date 9/14/17			141,422
IBM 1.950 0219 1.950% maturity date 02/12/2019			141,570
JPM 3.150 0716 3.150% maturity date 07/05/2016			391,251
JPM 1.625 0518 1.625% maturity date 5/15/18			659,068
JPMCC LDP5 A4 5.236% maturity date 12/15/44			248,026
JPMBB C12 A1 1.085% maturity date 07/15/2045			57,558
JPMBB C15 A1 1.233% maturity date 11/15/45			77,653
JPMBB C21 A1 1.322% maturity date 08/15/2047			65,570
JPMBB C22 A1 1.451% maturity date 09/15/2047			100,121
JPMBB C24 A1 1.539% maturity date 11/15/2047			88,059
JPMBB C25 A1 1.521% maturity date 11/15/2047			49,347
JDOT A A3 0.920% maturity date 04/16/2018			99,995
JPM 6.000 0717 6.000% maturity date 7/5/17			61,083
JPM 2.200 1019 2.200% maturity date 10/22/2019			64,714
LLY 1.950 0319 1.950% maturity date 03/15/2019			85,945
LCDA ELL A1 1.660% maturity date 02/01/2022			76,183
LOW 2.125 0416 2.125% maturity date 4/15/16			357,344
MBALT A A4 0.900% maturity date 12/16/2019			264,982
MBART 1 A3 0.870% maturity date 10/15/2018			139,684
MRK 1.300 0518 1.300% maturity date 5/18/18			233,176
MLMT LC1 A4 5.291% maturity date 1/12/44			45,644
BRKHEC 2.400 0319 2.400% maturity date 03/19			46,009
MSC HQ6 A4A 4.989% maturity date 8/13/42			206,992
MSC C3 A2 3.224% maturity date 7/15/49			76,154
MSBAM C8 A1 0.777% maturity date 12/15/48			170,237
MSBAM C9 A1 0.825% maturity date 5/15/46			74,036
MSBAM C10 A1 1.394% maturity date 7/15/46			135,910
MSBAM C17 A1 1.551% maturity date 08/15/2047			33,215
MSBAM C18 A1 1.686% maturity date 10/15/2047			107,619
MSBAM C19 A1 1.573% maturity date 12/15/2047			200,054
NRUC 2.150 0219 2.150% maturity date 02/01/2019			333,131
NALT A A4 1.040% maturity date 10/15/2019			29,967
NALT B A3 1.120% maturity date 09/15/2017			99,644
OXY 2.500 0216 2.500% maturity date 2/01/16			195,064
OXY 1.500 0218 1.500% maturity date 2/15/18			69,650
ORCL 1.200 1017 1.200% maturity date 10/15/17			219,774

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
ORCL 2.250 1019 2.250% maturity date 10/08/2019			172,096
PCAR 2.200 0919 2.200% maturity date 09/15/2019			236,664
PEP 2.500 0516 2.500% maturity date 5/10/16			153,780
PEP 1.250 0817 1.250% maturity date 8/13/17			60,171
PEP 0.950 0217 0.950% maturity date 02/22/2017			200,005
PFE 0.900 0117 0.900% maturity date 1/15/17			270,050
PILOT 1 A3 1.030% maturity date 11/20/2017			184,796
ROSW 2.250 0919 2.250% maturity date 09/30/2019			136,632
RY 1.200 0117 1.200% maturity date 01/23/2017			281,270
RY 2.150 0319 2.150% maturity date 03/15/2019			202,192
SANFP 1.250 0418 1.250% maturity date 4/10/18			69,529
SCGAU 2.375 1119 2.375% maturity date 11/05/2019			174,370
SCHW 2.200 0718 2.200% maturity date 07/25/2018			139,046
RDSALN 1.125 0817 1.125% maturity date 8/21/17			175,413
SPG 2.150 0917 2.150% maturity date 9/15/17			133,027
SPG 2.200 0219 2.200% maturity date 02/01/2019			60,866
STT 2.875 0316 2.875% maturity date 3/07/16			413,427
SYY 5.375 0319 5.375% maturity date 03/17/2019			154,361
TGT 2.300 0619 2.300% maturity date 06/26/2019			318,975
TD 1.400 0418 1.400% maturity date 4/30/18			149,416
TD 2.125 0719 2.125% maturity date 07/02/2019			206,204
TAOT A A4 1.180% maturity date 06/17/2019			129,965
TOYOTA 1.375 0118 1.375% maturity date 1/10/18			200,243
TAOT A A4 0.690% maturity date 11/15/18			174,565
TOYOTA 2.125 0719 2.125% maturity date 07/18/2019			121,510
UBSBB C5 A1 0.779% maturity date 3/10/46			402,524
USAOT 1 A4 0.940% maturity date 05/15/2019			159,862
UBSBB C3 A1 0.726% maturity date 8/10/49			373,082
USB 1.650 0517 1.650% maturity date 5/15/17			227,154
USB 2.200 0419 2.200% maturity date 04/25/2019			262,237
T 0.250 1215 0.250% maturity date 12/31/2015			259,961
T 0.750 0317 0.750% maturity date 03/15/2017			120,222
T 1.625 0419 1.625% maturity date 04/30/2019			150,933
T 1.750 0919 1.750% maturity date 09/30/2019			80,826
T 1.500 1019 1.500% maturity date 10/31/2019			926,722
T 2.250 1124 2.250% maturity date 11/15/2024			272,606
T 1.500 1119 1.500% maturity date 11/30/2019			1,596,960
T 1.625 1219 1.625% maturity date 12/31/2019			299,582
T 1.000 1016 1.000% maturity date 10/31/16			4,540,053
T 0.875 1116 0.875% maturity date 11/30/16			884,527
T 1.250 0119 1.250% maturity date 1/31/19			567,505
T 0.750 0617 0.750% maturity date 6/30/17			2,037,374
T 0.625 1117 0.625% maturity date 11/30/17			1,297,887

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
T 0.250 0516 0.250% maturity date 5/15/16			374,331
T 1.000 0518 1.000% maturity date 5/31/18			490,640
VWALT A A4 0.990% maturity date 07/20/2018			29,876
WFRBS C20 A1 1.283% maturity date 05/15/2047			22,543
UTX 1.800 0617 1.800% maturity date 6/01/17			91,311
WFRBS C7 A1 2.300% maturity date 6/15/45			83,253
WFRBS C16 A1 1.406% maturity date 9/15/46			91,887
WFRBS C23 A2 3.185% maturity date 10/15/2057			312,150
WFRBS C24 A1 1.390% maturity date 11/15/2047			49,227
WFRBS C25 A1 1.518% maturity date 11/15/2047			264,048
WBCMT C21 A4 5.242% maturity date 10/15/44			82,466
WFC 2.100 0517 2.100% maturity date 5/08/17			193,808
WFC 1.500 0118 1.500% maturity date 1/16/18			465,652
WFC 2.150 0119 2.150% maturity date 1/15/19			65,816
WFC 2.125 0419 2.125% maturity date 04/22/2019			240,915
WSTP 1.200 0517 1.200% maturity date 05/19/2017			59,818
WSTP 2.250 0718 2.250% maturity date 7/30/2018			163,850
Cash			872,196

JP Morgan Chase Wrap yield 6.253%
FG 4.500 0420 4.500% maturity date 4/01/20			114,742
FG 5.000 0523 5.000% maturity date 5/01/23			151,141
FG 5.500 0720 5.500% maturity date 7/01/20			90,380
FHR 2901 CA 4.500% maturity date 11/15/19			88,647
FHR 3002 YD 4.500% maturity date 7/15/25			164,025
FN 5.000 0323 5.000% maturity date 3/01/23			132,482

NATIXIS FP Wrap yield 2.670%
FG 5.500 0922 5.500% maturity date 9/01/22			104,629
FG 5.000 0223 5.000% maturity date 2/01/23			107,853
FHR 3211 MH 5.000% maturity date 9/15/26			210,545
FN 4.000 1124 4.000% maturity date 11/01/24			351,924
JPMCC CB11 A4 5.335% maturity date 8/12/37			209,722

Principal Life Ins Co Wrap yield 1.095%
ABBNVX 1.625 0517 1.625% maturity date 5/08/17			125,711
T 1.400 1217 1.400% maturity date 12/01/17			678,926
SO 5.200 0116 5.200% maturity date 1/15/16			48,029
AMOT 5 A2 1.600% maturity date 10/15/2019			249,503
ALLYL SN1 A3 0.750% maturity date 02/21/2017			64,901
ALLYA 1 A3 0.970% maturity date 10/15/2018			94,701
ALLYL SN2 A3 1.030% maturity date 09/20/2017			209,572
ALLYA 2 A3 1.250% maturity date 04/15/2019			199,806

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
AMXCA 2 A 1.260% maturity date 01/15/2020			59,890
AMXCA 3 A 1.490% maturity date 04/15/2020			75,118
AMXCA 4 A 1.430% maturity date 06/15/2020			124,836
AXP 2.375 0317 2.375% maturity date 3/24/17			164,648
AXP 2.375 0317 2.375% maturity date 03/24/2017			85,410
AXP 2.250 0819 2.250% maturity date 08/15/2019			95,823
HNDA 1.125 1016 1.125% maturity date 10/07/16			25,181
HNDA 2.125 1018 2.125% maturity date 10/10/18			60,652
HNDA 2.250 0819 2.250% maturity date 08/15/2019			353,576
ABIBB 2.150 0219 2.150% maturity date 02/01/2019			177,273
ABIBB 1.125 0117 1.125% maturity date 01/27/2017			176,331
BACCT A1 A1 5.170% maturity date 6/15/19			487,082
BBT 2.450 0120 2.450% maturity date 01/15/2020			74,812
BPLN 1.375 1117 1.375% maturity date 11/06/17			54,516
BPLN 2.241 0918 2.241% maturity date 9/26/18			70,612
BPLN 2.521 0120 2.521% maturity date 01/15/2020			145,748
BACM 5 A4 5.115% maturity date 10/10/45			97,617
BACM 6 A4 5.152% maturity date 9/10/47			60,660
BACM 3 A4 4.668% maturity date 7/10/43			136,551
BACM 5 AAB 5.379% maturity date 9/10/47			17,091
BMO 1.450 0418 1.450% maturity date 4/09/18			213,058
BMO 1.300 0717 1.300% maturity date 07/14/2017			80,145
BK VAR 0617 1.969% maturity date 6/20/17			20,310
BK 2.300 0716 2.300% maturity date 7/28/16			144,429
BK 1.300 0118 1.300% maturity date 1/25/18			498,121
BK 2.200 0319 2.200% maturity date 03/04/2019			30,324
BK 2.200 0519 2.200% maturity date 05/15/2019			80,449
BWSTA 1 A3 1.090% maturity date 03/15/2019			75,067
DROCK 3 A 2.410% maturity date 07/15/2022			202,359
DROCK 5 A 1.480% maturity date 09/15/2020			84,795
BRK 1.300 0518 1.300% maturity date 5/15/18			99,403
BRK 1.550 0218 1.550% maturity date 2/09/18			120,675
BRK 2.100 0819 2.100% maturity date 08/14/2019			91,286
CD CD1 A4 5.226% maturity date 07/15/2044			128,940
CFCRE C2 A2 3.061% maturity date 12/15/47			134,039
CITEC VT1 A3 1.500% maturity date 10/21/2019			74,818
COMM CR12 A1 1.295% maturity date 10/10/46			153,118
COMM LC15 A1 1.259% maturity date 04/10/2047			118,220
COMM UB53 A1 1.402% maturity date 06/10/2047			65,214
COMM CR19 A1 1.415% maturity date 08/10/2047			66,695
COMM CR20 A1 1.324% maturity date 11/10/2047			184,393
COMM CR20 A2 2.801% maturity date 11/10/2047			87,016
COMM LC17 A1 1.381% maturity date 10/10/2047			119,669

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
COMM UBS6 A1 1.445% maturity date 12/10/2047			134,615
CNH B A3 0.910% maturity date 05/15/2019			79,801
COMM CR2 A1 0.824% maturity date 08/15/2045			57,397
COMM CR7 A1 0.716% maturity date 03/10/2046			58,236
COMM LC13 A1 1.309% maturity date 08/10/2046			63,504
COMM CR18 A1 1.442% maturity date 07/15/2047			84,159
CNH C A3 1.050% maturity date 11/15/2019			134,364
CABMT 2A A1 1.450% maturity date 06/15/2020			155,678
CM 1.550 0118 1.550% maturity date 1/23/18			80,151
CM 1.350 0716 1.350% maturity date 7/18/16			30,373
COMET A7 A7 5.750% maturity date 07/15/2020			43,490
COMET A3 A3 0.960% maturity date 09/16/2019			229,251
COMET A5 A 1.480% maturity date 07/15/2020			175,154
DUK 5.300 0119 5.300% maturity date 01/15/2019			131,662
CAT 1.000 0317 1.000% maturity date 03/03/2017			95,055
CNP A A4 5.170% maturity date 8/01/19			41,676
CNP 1 A2 3.460% maturity date 8/15/19			253,456
CNP 1 A2 2.161% maturity date 10/15/21			131,372
CHAIT A1 A1 1.150% maturity date 01/15/2019			35,001
CHAIT A3 A3 5.230% maturity date 4/15/19			152,123
CHAIT A6 A6 1.260% maturity date 07/15/2019			79,780
CHAIT A7 A 1.380% maturity date 11/15/2019			204,311
CVX 1.104 1217 1.104% maturity date 12/05/17			591,796
CCART AA A3 0.910% maturity date 4/16/18			25,062
CSCO 3.150 0317 3.150% maturity date 3/14/17			395,497
CSCO 2.125 0319 2.125% maturity date 03/01/2019			106,238
CCCIT A1 A1 5.350% maturity date 2/07/20			254,984
CCCIT A8 A8 5.650% maturity date 04/09/2020			230,631
CCCIT A2 A2 1.020% maturity date 02/22/2019			244,953
CCCIT A4 A4 1.230% maturity date 04/24/2019			75,054
CCCIT A6 A6 2.150% maturity date 07/15/2021			222,134
CCCIT A8 A8 1.730% maturity date 04/09/2020			301,827
CGCMT GC8 A1 0.685% maturity date 9/10/45			287,966
CGCMT GC11 A1 0.754% maturity date 4/10/46			68,619
CGCMT GC15 A1 1.378% maturity date 9/10/46			90,348
COP 1.050 1217 1.050% maturity date 12/15/17			227,166
RABOBK 3.375 0117 3.375% maturity date 1/19/17			338,680
COST 1.125 1217 1.125% maturity date 12/15/17			173,951
CS 1.375 0517 1.375% maturity date 05/26/2017			137,778
CS 2.300 0519 2.300% maturity date 05/28/2019			90,035
DE 1.050 1216 1.050% maturity date 12/15/2016			110,350
DE 2.000 0117 2.000% maturity date 1/13/17			420,756
DE 1.950 0319 1.950% maturity date 03/04/2019			149,783

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
DE 1.200 1017 1.200% maturity date 10/10/17			199,401
DE 1.550 1217 1.550% maturity date 12/15/2017			175,789
DEFT 1 A3 0.940% maturity date 06/22/2020			24,981
DB 1.400 0217 1.400% maturity date 02/13/2017			70,230
DB 2.500 0219 2.500% maturity date 02/13/2019			40,873
DB 1.350 0517 1.350% maturity date 05/30/2017			69,492
DCENT A1 A1 5.650% maturity date 3/16/20			322,606
DCENT A6 A6 1.670% maturity date 01/18/2022			176,841
DCENT A5 A5 1.040% maturity date 04/15/2019			74,961
DCENT A3 A3 1.220% maturity date 10/15/2019			104,878
DCENT A4 A4 2.120% maturity date 12/15/2021			175,555
DCENT A5 A 1.390% maturity date 04/15/2020			294,566
DIS 1.125 0217 1.125% maturity date 2/15/17			65,298
DUK 5.250 0118 5.250% maturity date 01/15/2018			130,143
EBAY 2.200 0819 2.200% maturity date 08/01/2019			144,881
FG 2.500 0128 2.500% maturity date 01/01/2028			546,174
FG 4.000 0926 4.000% maturity date 9/01/26			336,105
FG 4.500 1124 4.500% maturity date 11/01/24			119,455
FG 2.500 0128 2.500% maturity date 01/01/2028			163,431
FG 4.500 0926 4.500% maturity date 9/01/26			190,847
FG 2.500 0527 2.500% maturity date 5/01/27			185,641
FG 2.500 0228 2.500% maturity date 02/01/2028			390,341
FG 2.500 0528 2.500% maturity date 5/01/28			218,482
FG 4.500 1224 4.500% maturity date 12/01/24			154,361
FG 3.000 0427 3.000% maturity date 4/01/27			140,375
FG 3.500 1225 3.500% maturity date 12/01/25			242,785
FG 3.500 0326 3.500% maturity date 3/01/26			147,773
FG 4.000 0326 4.000% maturity date 3/01/26			263,483
FG 3.500 0426 3.500% maturity date 4/01/26			286,718
FG 3.500 0426 3.500% maturity date 4/01/26			254,902
FG 2.500 0127 2.500% maturity date 1/01/27			657,799
FG 3.000 0427 3.000% maturity date 4/01/27			493,232
FG 3.000 0727 3.000% maturity date 7/01/27			508,805
FG 4.000 0425 4.000% maturity date 4/01/25			108,557
FG 3.000 0427 3.000% maturity date 04/01/2027			142,138
FG 2.500 0727 2.500% maturity date 7/01/27			153,594
FG 3.000 1027 3.000% maturity date 10/01/27			156,735
FG 3.000 0827 3.000% maturity date 8/01/27			67,067
FG 2.500 1127 2.500% maturity date 11/01/27			296,067
FB 3.000 0529 3.000% maturity date 05/01/2029			150,150
FNMA 0.875 0817 0.875% maturity date 8/28/17			374,811
FNA M8 ASQ2 1.520% maturity date 12/25/19			45,086
FNA M8 A1 1.539% maturity date 5/25/22			20,087

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
FNA M8 AB1 1.362% maturity date 5/25/22			67,531
FNA M14 AB1 1.233% maturity date 9/25/22			270,949
FNR 30 AB 2.000% maturity date 01/25/2043			240,261
FNR 130 DE 3.500% maturity date 11/25/2042			91,841
FNR 50 WB 3.000% maturity date 08/25/2044			409,992
FHR 4202 DL 3.000% maturity date 05/15/2028			316,485
FHR 4203 CD 2.250% maturity date 05/15/2033			125,419
FHR 4206 DA 2.000% maturity date 05/15/2033			87,699
FHR 4229 MA 3.500% maturity date 05/15/2041			477,696
FHR 4281 MP 3.750% maturity date 12/15/2043			202,007
FHR 4308 AH 3.000% maturity date 02/15/2029			288,560
FHR 4367 YA 3.000% maturity date 07/15/2044			278,050
FHLMC 0.500 0516 0.500% maturity date 5/13/16			500,509
FN 3.500 0126 3.500% maturity date 1/01/26			302,526
FN 4.000 0226 4.000% maturity date 2/01/26			196,924
FN 3.500 0426 3.500% maturity date 04/01/2026			50,963
FN 3.500 1126 3.500% maturity date 11/01/26			375,900
FN 3.500 1126 3.500% maturity date 11/01/2026			70,614
FN 3.000 0127 3.000% maturity date 1/01/27			494,599
FN 4.000 0826 4.000% maturity date 8/01/26			304,335
FN 2.500 0328 2.500% maturity date 3/01/28			802,689
FN 3.000 1127 3.000% maturity date 11/01/2027			423,306
FN 3.000 0727 3.000% maturity date 7/01/27			196,835
FN 3.000 0827 3.000% maturity date 8/01/27			476,364
FN 2.500 1027 2.500% maturity date 10/01/27			262,381
FN 2.500 1227 2.500% maturity date 12/01/27			289,693
FN 2.500 1127 2.500% maturity date 11/01/27			238,580
FN 3.000 0328 3.000% maturity date 03/01/2028			243,727
FNR 14 AN 3.500% maturity date 03/25/2033			392,473
FHR 2590 OA 4.000% maturity date 03/15/2033			187,245
FN 3.500 1025 3.500% maturity date 10/01/25			166,898
FN 2.500 0627 2.500% maturity date 6/01/27			152,286
FN 2.500 0927 2.500% maturity date 09/01/2027			229,171
FN 2.500 0128 2.500% maturity date 01/01/2028			164,538
FN 2.500 0328 2.500% maturity date 3/01/28			124,757
FN 2.500 0528 2.500% maturity date 5/01/28			346,349
FN 4.500 0824 4.500% maturity date 8/01/24			165,216
FN 4.500 1224 4.500% maturity date 12/01/24			127,556
FN 4.500 0425 4.500% maturity date 4/01/25			177,259
FN 4.500 0625 4.500% maturity date 6/01/25			148,486
FN 4.000 0725 4.000% maturity date 7/01/25			155,473
FN 5.500 0124 5.500% maturity date 1/01/24			268,406
FN 4.000 0925 4.000% maturity date 9/01/25			245,389

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
FITAT 2 A3 0.890% maturity date 11/15/2018			44,912
FITAT 3 A3 0.960% maturity date 03/15/2019			169,378
FORDO A A4 1.290% maturity date 04/15/2019			180,126
FORDO B A4 1.420% maturity date 08/15/2019			34,998
FORDL B A4 1.100% maturity date 11/15/2017			25,058
GEET 2 A4 0.810% maturity date 9/24/20			95,085
GEET 2 A3 0.920% maturity date 9/25/17			175,414
GEEST 1A A3 0.950% maturity date 09/25/2017			239,598
GEET 1 A3 0.970% maturity date 04/23/2018			96,947
GSMS GC5 A2 2.999% maturity date 8/10/44			128,616
GSMS GC6 A2 2.539% maturity date 1/10/45			81,772
GN 5.000 1223 5.000% maturity date 12/15/23			372,432
GSMS GC20 A1 1.343% maturity date 04/10/2047			94,500
GSMS GC24 A1 1.509% maturity date 09/10/2047			57,721
GE 5.625 0518 5.625% maturity date 5/01/18			221,248
GE 2.300 0417 2.300% maturity date 4/27/17			498,744
GE 1.600 1117 1.600% maturity date 11/20/17			100,797
GE 2.300 0119 2.300% maturity date 01/14/2019			71,864
GE 1.250 0517 1.250% maturity date 05/15/2017			85,251
GCCT 4A A 1.390% maturity date 07/15/2019			199,352
HDMOT 1 A3 1.100% maturity date 01/15/2016			154,781
HD 2.000 0619 2.000% maturity date 06/15/2019			55,184
HAROT 1 A3 0.770% maturity date 1/15/16			11,748
HAROT 4 A3 0.990% maturity date 09/17/2018			239,519
HON 5.300 0317 5.300% maturity date 3/15/17			259,558
HALST B A3 0.980% maturity date 10/17/16			100,301
HART A A3 0.790% maturity date 07/16/2018			49,955
HALST A A4 1.010% maturity date 09/15/2017			95,122
HART B A3 0.900% maturity date 12/17/2018			59,863
HALST B A3 0.980% maturity date 11/15/2017			79,892
ITW 0.900 0217 0.900% maturity date 02/25/2017			134,812
ITW 1.950 0319 1.950% maturity date 03/01/2019			191,338
IBM 5.700 0917 5.700% maturity date 9/14/17			33,941
IBM 1.950 0219 1.950% maturity date 02/12/2019			146,626
JPM 3.150 0716 3.150% maturity date 7/05/16			495,585
JPM 1.625 0518 1.625% maturity date 5/15/18			168,484
JPMCC LDP5 A4 5.200% maturity date 12/15/44			131,033
JPMCC C8 A2 1.797% maturity date 10/15/45			201,467
JPMBB C12 A1 1.085% maturity date 07/15/2045			26,446
JPMBB C15 A1 1.233% maturity date 11/15/45			81,740
JPMBB C21 A1 1.322% maturity date 08/15/2047			74,937
JPMBB C22 A1 1.451% maturity date 09/15/2047			104,889
JPMBB C24 A1 1.539% maturity date 11/15/2047			88,059

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
JPMBB C25 A1 1.521% maturity date 11/15/2047			54,281
JDOT A A3 0.920% maturity date 04/16/2018			199,990
JPM 6.000 0717 6.000% maturity date 7/05/17			62,214
JPM 2.200 1019 2.200% maturity date 10/22/2019			64,714
LLY 1.950 0319 1.950% maturity date 03/15/2019			91,000
LCDA ELL A1 1.660% maturity date 02/01/2022			81,262
LOW 2.125 0416 2.125% maturity date 4/15/16			30,630
MBART 1 A3 0.870% maturity date 10/15/2018			69,842
MRK 1.300 0518 1.300% maturity date 5/18/18			238,137
BRKHEC 2.400 0319 2.400% maturity date 03/15/2019			46,009
SO 2.350 1016 2.350% maturity date 10/15/16			164,208
MSC HQ6 A4A 4.989% maturity date 8/13/42			117,609
MSC C3 A2 3.224% maturity date 7/15/49			42,837
MSBAM C8 A1 0.777% maturity date 12/15/48			234,927
MSBAM C10 A1 1.394% maturity date 7/15/46			135,910
MSBAM C17 A1 1.551% maturity date 08/15/2047			33,215
MSBAM C18 A1 1.686% maturity date 10/15/2047			112,510
MSBAM C19 A1 1.573% maturity date 12/15/2047			200,054
NRUC 2.150 0219 2.150% maturity date 02/01/2019			348,273
NAROT A A4 1.940% maturity date 9/15/17			92,464
NALT A A4 1.040% maturity date 10/15/2019			34,961
NALT B A3 1.120% maturity date 09/15/2017			328,827
OXY 1.500 0218 1.500% maturity date 2/15/18			348,249
ORCL 1.200 1017 1.200% maturity date 10/15/17			224,769
ORCL 2.250 1019 2.250% maturity date 10/08/2019			177,158
PCAR 2.200 0919 2.200% maturity date 09/15/2019			241,699
PEP 0.950 0217 0.950% maturity date 02/22/2017			205,005
PFE 0.900 0117 0.900% maturity date 1/15/17			65,012
PILOT 1 A3 1.030% maturity date 11/20/2017			189,791
ROSW 2.250 0919 2.250% maturity date 09/30/2019			141,692
RY 1.200 0117 1.200% maturity date 01/23/2017			286,293
RY 2.150 0319 2.150% maturity date 03/15/2019			207,247
SANFP 1.250 0418 1.250% maturity date 4/10/18			74,495
SCGAU 2.375 1119 2.375% maturity date 11/05/2019			174,370
SCHW 2.200 0718 2.200% maturity date 07/25/2018			142,113
RDSALN 2.000 1118 2.000% maturity date 11/15/18			343,186
SPG 2.150 0917 2.150% maturity date 9/15/17			138,143
SPG 2.200 0219 2.200% maturity date 02/01/2019			65,938
STT 2.875 0316 2.875% maturity date 3/07/16			330,742
SYY 5.375 0319 5.375% maturity date 03/17/2019			160,078
ONCOR 1 A3 5.290% maturity date 5/15/18			109,404
TGT 2.300 0619 2.300% maturity date 06/26/2019			324,038
TD 1.400 0418 1.400% maturity date 4/30/18			154,397

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
TD 2.125 0719 2.125% maturity date 07/02/2019			216,263
TAOT A A4 1.180% maturity date 06/17/2019			124,966
TOYOTA 1.375 0118 1.375% maturity date 1/10/18			170,207
TAOT A A4 0.690% maturity date 11/15/18			189,528
TOYOTA 2.125 0719 2.125% maturity date 07/18/2019			121,510
UBSBB C2 A1 1.006% maturity date 5/10/63			65,492
USAOT 1 A4 0.940% maturity date 05/15/2019			164,858
USB 1.650 0517 1.650% maturity date 5/15/17			232,201
USB 2.200 0419 2.200% maturity date 04/25/2019			272,323
T 0.250 1215 0.250% maturity date 12/31/2015			349,948
T 1.375 0918 1.375% maturity date 9/30/18			1,047,691
T 0.750 0317 0.750% maturity date 03/15/2017			120,222
T 0.875 0817 0.875% maturity date 08/15/2017			285,252
T 1.000 1016 1.000% maturity date 10/31/16			3,642,132
T 0.875 1116 0.875% maturity date 11/30/16			447,289
T 1.500 1019 1.500% maturity date 10/31/2019			503,220
T 2.250 1124 2.250% maturity date 11/15/2024			232,217
T 1.500 1119 1.500% maturity date 11/30/2019			1,656,659
T 1.625 1219 1.625% maturity date 12/31/2019			823,850
T 0.250 1015 0.250% maturity date 10/15/15			260,160
T 0.375 0316 0.375% maturity date 3/15/16			2,903,471
T 0.250 0516 0.250% maturity date 5/15/16			404,277
T 1.000 0518 1.000% maturity date 5/31/18			1,377,756
T 0.625 1117 0.625% maturity date 11/30/2017			963,044
T 0.875 0916 0.875% maturity date 09/15/2016			1,209,413
T 0.875 0617 0.875% maturity date 06/15/2017			334,954
UTX 1.800 0617 1.800% maturity date 6/01/17			71,020
VWALT A A4 0.990% maturity date 07/20/2018			19,917
WFRBS C20 A1 1.283% maturity date 05/15/2047			27,051
WFRBS C7 A1 2.300% maturity date 6/15/45			83,253
WFRBS C16 A1 1.406% maturity date 9/15/46			98,169
WFRBS C23 A2 3.185% maturity date 10/15/2057			312,150
WFRBS C24 A1 1.390% maturity date 11/15/2047			68,918
WFRBS C25 A1 1.518% maturity date 11/15/2047			274,012
WBCMT C21 A4 5.239% maturity date 10/15/44			156,686
WBCMT C23 A4 5.418% maturity date 1/15/45			411,483
WMT 1.125 0418 1.125% maturity date 4/11/18			351,816
WFC 2.100 0517 2.100% maturity date 5/08/17			198,908
WFC 1.500 0118 1.500% maturity date 1/16/18			480,673
WFC 2.150 0119 2.150% maturity date 1/15/19			65,816
WFC 2.125 0419 2.125% maturity date 04/22/2019			250,953
WFCM LC5 A1 0.687% maturity date 10/15/45			78,178
WSTP 1.200 0517 1.200% maturity date 05/19/2017			59,818

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
WSTP 2.250 0718 2.250% maturity date 7/30/18			133,128
WOART A A4 0.850% maturity date 8/15/18			80,174
XOM 5.650 0416 5.650% maturity date 4/01/16			107,639
Cash			786,836
Total Synthetic GICs			158,738,045

Other Investments
Pinnacle West Common Stock*	Pinnacle West Stock Fund		93,510,720
Self-Directed Brokerage Account	Self-Directed Brokerage Account		67,250,615
*Various participants****	Participant loans		25,485,555
Total other investments			186,246,890

Total Assets Held for Investment Purposes			$1,088,876,937

*Party-in-interest
**Cost information is not required for participant-directed investments and therefore is not included.
***Short-Term Investments represent $12,719,461 from the Stable Value Fund, $1,205,587 from the Pinnacle West Stock Fund and $3,968 from the Treasury Fund.
****Interest rates for participant loans as of December 31, 2014, ranged from 4.25% to 10.5% with maturity dates ranging from 2015 to 2029.

See accompanying Report of Independent registered public accounting firm.

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Exhibits Filed

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PINNACLE WEST CAPITAL
CORPORATION SAVINGS PLAN

Date:	June 19, 2015	By	/s/ Barbara M. Gomez
Barbara M. Gomez
Vice President Human Resources
Arizona Public Service Company